

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2024

William Zartler
Chief Executive Officer
Solaris Oilfield Infrastructure, Inc.
9651 Katy Freeway, Suite 300
Houston, Texas

>   **Re: Solaris Oilfield Infrastructure, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed July 26, 2024**
>   **File No. 001-38090**

Dear William Zartler:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology

cc: Jackson A. O'Maley